Exhibit 4.9

FLUX POWER HOLDINGS, INC.

FORM OF RESTRICTED STOCK UNIT AWARD AGREEMENT UNDER THE

FLUX POWER HOLDINGS, INC. 2021 EQUITY INCENTIVE PLAN

(Non-Executive Director)

TO:

To encourage your continued service as __________ of Flux Power Holdings, Inc. (the “Company”) or its subsidiary, you have been granted this restricted stock unit award (the “Award”) pursuant to the Company’s 2021 Equity Incentive Plan (the “Plan”). The Award represents the right to receive shares of common stock (the “Shares”), par value $0.001 per share, of the Company subject to the fulfillment of the vesting conditions set forth in this agreement (this “Agreement”).

The terms of the Award are as set forth in this Agreement and in the Plan. The Plan is incorporated into this Agreement by reference, which means that this Agreement is limited by and subject to the express terms and provisions of the Plan. In the event of a conflict between the terms of this Agreement and the terms of the Plan, the terms of the Plan shall control. Capitalized terms that are not defined in this Agreement have the meanings given to them in the Plan. The most important terms of the Award are summarized as follows:

1. Award Date:

2. Number of Restricted Stock Units Subject to this Award:

3. Vesting Commencement Date:

4. Vesting Schedule:

5. Accelerated Vesting of Restricted Stock Units.

(i) Death, Disability or Retirement. The restricted stock units are not subject to accelerated vesting upon termination of employment or service by reason of death, Disability or retirement.

(ii) Change of Control. The Award may be subject to accelerated vesting and settlement in connection with a “change of control” to the extent provided in Section 20 of the Plan.

6. Conversion of Restricted Stock Units and Issuance of Shares. Upon each vesting of the Award (each, a “Vest Date”), one Share shall be issuable for each restricted stock unit that vests on such Vest Date, subject to the terms and provisions of the Plan and this Agreement. Thereafter, the Company will transfer such Shares to you upon satisfaction of any required tax withholding obligations. No fractional shares shall be issued under this Agreement.

7. Termination of Service. The unvested portion of the Award will terminate automatically and be forfeited to the Company immediately and without further notice upon termination of your service to the Company for any reason (including as a result of death or disability). No Shares shall be issued or issuable with respect to any portion of the Award that terminates unvested and is forfeited.

8. Right to Shares. You shall not have any right in, to or with respect to any of the Shares (including any voting rights or rights with respect to dividends paid on the Shares) issuable under the Award until the Award is settled by the issuance of such Shares to you.

9. Withholding of Taxes.

(a) Notwithstanding any contrary provision of this Agreement, no Shares will be issued to you, unless and until satisfactory arrangements (as determined by the Administrator) will have been made by you with respect to the payment of income (including federal, state, foreign and local taxes), employment, social insurance, payroll tax, payment on account and other taxes which the Company determines must be withheld with respect to such Shares so issuable (the “Withholding Taxes”). You acknowledge that the ultimate liability for all Withholding Taxes legally due by you is and remains your responsibility and that the Company (i) makes no representations or undertakings regarding the treatment of any Withholding Taxes in connection with any aspect of the Award, including the grant of the Award, the vesting of Award, the settlement of the Award in Shares or the receipt of an equivalent cash payment, the subsequent sale of any Shares acquired at vesting and the receipt of any dividends; and (ii) does not commit to structure the terms of the grant or any aspect of the Award to reduce or eliminate your liability for Withholding Taxes.

(b) To satisfy the Withholding Taxes, the Company may withhold otherwise deliverable Shares upon vesting of the Award, according to the vesting schedule, having a Fair Market Value (as defined in the Plan) equal to the minimum amount required to be withheld for the payment of the Withholding Taxes pursuant to such procedures as the Administrator may specify from time to time. The Company will not retain fractional Shares to satisfy any portion of the Withholding Taxes. If the Administrator determines that the withholding of whole Shares results in an over-withholding to meet the minimum tax withholding requirements, a reimbursement will be made to you as soon as administratively possible.

(c) If the Company does not withhold the Shares as described above, prior to the issuance of Shares upon vesting of the Award or the receipt of an equivalent cash payment, you shall pay, or make adequate arrangements satisfactory to the Company (in its sole discretion) to satisfy all withholding and payment on account obligations of the Company. In this regard, you authorize the Company to withhold all applicable Withholding Taxes legally payable by you from your wages or other cash compensation payable to you by the Company or from any equivalent cash payment received upon vesting of the Award. Alternatively, or in addition, if permissible under local and applicable law, you may instruct and authorize the Administrator to pay Withholding Taxes, in whole or in part, by one of the additional following alternatives:

(i) You providing irrevocable instructions to a Company-designated broker to deliver cash to the Company from your previously established account with such broker equal to the Withholding Taxes; or

(ii) You providing irrevocable instructions to a Company-designated broker to sell a sufficient number of Shares otherwise deliverable to you having a Fair Market Value equal to the Withholding Taxes provided that such sale does not violate Company policy or Applicable Laws.

(d) The Company may refuse to issue any Shares to you until you satisfy your Withholding Taxes. To the maximum extent permitted by law, the Company has the right to retain without notice from Shares issuable under the Award or from salary payable to you, Shares or cash having a value sufficient to satisfy the Withholding Taxes.

10. Restricted Shares. The Company will not be obligated to issue any Shares with respect to this Award unless such Shares are at that time effectively registered or exempt from registration under federal securities laws and the offer and sale of the Shares are otherwise in compliance with all applicable state securities laws.

11. Limitation on Rights; No Right to Future Grants; Extraordinary Item. By entering into this Agreement and accepting the Award, you acknowledge that: (a) the Plan is discretionary and may be modified, suspended or terminated by the Company at any time as provided in the Plan; (b) the grant of the Award is a one-time benefit and does not create any contractual or other right to receive future grants of awards or benefits in lieu of awards; (c) all determinations with respect to any such future grants, including, but not limited to, the times when awards will be granted, the number of shares subject to each award, the award price, if any, and the time or times when each award will be settled, will be at the sole discretion of the Company; (d) your participation in the Plan is voluntary; (e) the value of the Award is an extraordinary item which is outside the scope of your service contract, if any; (f) the Award is not part of normal or expected compensation for any purpose, including without limitation for calculating any benefits, severance, resignation, termination, redundancy, end of service payments, bonuses, long-service awards, pension or retirement benefits or similar payments; (g) the future value of the Shares subject to the Award is unknown and cannot be predicted with certainty, (h) neither the Plan, the Award nor the issuance of the Shares confers upon you any right to continue in the service of (or any other relationship with) the Company, and (i) the grant of the Award will not be interpreted to form an employment relationship with the Company.

12. Compliance With Section 409A Of The Code. This Award is intended to be exempt from the application of Section 409A of the Internal Revenue Code (the “Code”), including but not limited to by reason of complying with the “short-term deferral” rule set forth in Treasury Regulation Section 1.409A-1(b)(4) and any ambiguities herein shall be interpreted accordingly. Notwithstanding the foregoing, if it is determined that the Award fails to satisfy the requirements of the short-term deferral rule and is otherwise not exempt from, and determined to be deferred compensation subject to Section 409A of the Code, this Award shall comply with Section 409A to the extent necessary to avoid adverse personal tax consequences and any ambiguities herein shall be interpreted accordingly. If it is determined that the Award is deferred compensation subject to Section 409A and you are a “Specified Employee” (within the meaning set forth in Section 409A(a)(2)(B)(i) of the Code) as of the date of your “Separation from Service” (as defined in Section 409A), then the issuance of any shares that would otherwise be made upon the date of your Separation from Service or within the first six (6) months thereafter will not be made on the originally scheduled date(s) and will instead be issued in a lump sum on the date that is six (6) months and one day after the date of the Separation from Service, with the balance of the shares issued thereafter in accordance with the original vesting and issuance schedule set forth above, but if and only if such delay in the issuance of the shares is necessary to avoid the imposition of adverse taxation on you in respect of the shares under Section 409A of the Code. Each installment of shares that vests is intended to constitute a “separate payment” for purposes of Treasury Regulation Section 1.409A-2(b)(2).

13. Execution of Award Agreement. Please acknowledge your acceptance of the terms and conditions of the Award by signing the original of this Agreement and returning it to the Company.

Very truly yours,

Flux Power Holdings, Inc.

Ronald Dutt, Chief Executive Officer

ACCEPTANCE AND ACKNOWLEDGMENT

I, ____________, accept the Restricted Stock Unit Award described in this Agreement and in the Plan, and acknowledge receipt of a copy of this Agreement and the Plan, and acknowledge that I have read them carefully and that I fully understand their contents.

Dated:

Name:
Address: